SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment Number Thirty Six)

CoreCard Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45816D100

(CUSIP Number)

12/31/2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/       Rule 13d-1(b)

/ /       Rule 13d-1(c)

/ /       Rule 13d-1(d)

1	NAME OF REPORTING PERSON Weitz Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 582,723
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 582,723
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,723
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.85%
12	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Andrew S. Weitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 582,723
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 582,723
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,723
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.85%
12	TYPE OF REPORTING PERSON IN, HC

Item 1(a).	Name of Issuer:

CoreCard Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4355 Schackleford Road

Norcross, Georgia 30093

Item 2(a).	Name of Persons Filing:

(i) Weitz Investment Management, Inc.

(ii) Andrew S. Weitz

Item 2(b).	Principal Business Address of Persons Filing:

1125 South 103rd Street, Suite 200

Omaha, Nebraska 68124-1071

Item 2(c).	Citizenship or Place of Organization:

Weitz Investment Management, Inc. – State of Nebraska

Andrew S. Weitz – Citizen of the United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

45816D100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
(e)	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Weitz Investment Management, Inc. (“Weitz Inc.”) as a registered investment adviser. All of the securities reported in this statement are owned of record by investment advisory clients of Weitz Inc. and none are owned directly or indirectly by Weitz Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Weitz Inc. is the beneficial owner of any of the securities covered by this statement.
(g)	Control Person. This statement is also being filed by Andrew S. Weitz (“Weitz”), primary owner of Weitz Inc. in the event he could be deemed to be an indirect beneficial owner of the securities reported by Weitz Inc. through the exercise of voting control and/or dispositive power over the securities as a result of his official positions or ownership of the voting securities of Weitz Inc. Mr. Weitz does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Weitz is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

(a) Amount Beneficially Owned:

(i) Weitz Inc. 582,723 Shares

(ii) Weitz 582,723 Shares

(b) Percent of Class:

(i) Weitz Inc. 6.85%

(ii) Weitz 6.85%

(c) Number of Shares as to which such person has:

(i)       sole power to vote or to direct the vote:

(1) Weitz Inc. 582,723

(2) Weitz 0

(ii)       shared power to vote or to direct the vote:

(1) Weitz Inc. 0

(2) Weitz 582,723

(iii)       sole power to dispose or to direct the disposition of:

(1) Weitz Inc. 582,723

(2) Weitz 0

(iv)       shared power to dispose or to direct the disposition of:

(1) Weitz Inc. 0

(2) Weitz 582,723

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEITZ INVESTMENT MANAGEMENT, INC.

Date: January 5, 2023	By: /s/ Andrew S. Weitz
Name: Andrew S. Weitz
Title: Director
ANDREW S. WEITZ
(Individually)
Date: January 5, 2023	By: /s/ Andrew S. Weitz

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement as of the 5th day of January, 2023.

WEITZ INVESTMENT MANAGEMENT, INC.

Date: January 5, 2023	By: /s/ Andrew S. Weitz
Name: Andrew S. Weitz
Title: Director
ANDREW S. WEITZ
(Individually)
Date: January 5, 2023	By: /s/ Andrew S. Weitz